Exhibit 99.1

Code of Conduct

Revised January 2010

“Creating a Better World through Innovative Energy Solutions”

Table of Contents

Section	Description	Page #
	Letter from the CEO	3
I	Introduction	4
II	Purpose	4
III	Application	4
IV	Westport’s General Responsibilities to Its stakeholders	5
V	Specifies of the Code	6
	1. Honesty and Ethical Conduct	6
	2. Fair Dealing	6
	3. Communities and the environment	6
	4. Employment Policies	6
	5. Compliance with Laws, Rules and Regulations, Domestic and Foreign	6
	6. No Giving or Receiving of Bribes	7
	(a) Offers to Bribe	7
	(b) Third Party Payments	7
	(c) Kickbacks	7
	(d) Excessive Hospitality and Entertainment	8
	(e) Wilful Blindness	8
	(f) Knowledge or Suspicion of Impropriety	8
	7. Dealings with Public Officials	9
	(a) Hospitality and Gifts to Public Officials	9
	(b) Promotional, Demonstration and Contract Execution Expenses	10
	8. Retention of Agents and Representatives	10
	9. Political and Charitable Contributions	11
	10. Integrity of Books and Records	12
	11. Protection and Proper Use of Company Assets	12
	12. Competitive Business Practices	12
	13. Communication with Media and Other Outsiders	13
	14. Internal Controls and the Authority to Make Westport Commitments	13
	15. Financial Management	13
	16. Conflict of Interest	13
	17. Use of Position	14
	18. Management Override	14
	19. Confidentiality of Company Information	14
	20. Insider Trading and Other Securities Issues	15
VI	Waiver of the Code	15
VII	Enforcement of the Code	15
VIII	Reporting of a Violation of the Code	15
IX	Whistleblower Policy	16
Appendix A	Westport Compliance Certificate	17
Appendix B	Request for Authorization - Hospitality and Entertainment Expense	18
Appendix C	Request for Authorization - Promotional, Demonstration and Contract Execution Expense	19
Appendix D	Report and Recommendation - Retention of an Agent or Representatives	20

Letter from the CEO

Dear Fellow Westporter,

When a small group of UBC engineers headed by Dr. Phil Hill founded Westport on April 1, 1996, they built into the company certain values that make us what we are today.  Those values are:  a passion for technology and innovation, a strong sense of teamwork, the belief that individuals and corporations can make real contributions to society, and above all, that everything we do must be guided by personal integrity and ethical behaviour.  Each one of us is a representative of Westport.  How we conduct ourselves and interact with each other, customers, shareholders, suppliers and government and other regulatory agencies is a reflection of who we are as individuals and who we are as a company.

Westport’s Code of Conduct is not meant to be a document that is read once and then put away for another year.  It is intended to encapsulate our shared values and be an expression of each Westporter's personal commitment to uphold those values.  It provides guidelines for making everyday business decisions that not only comply with all legal and regulatory requirements, but also inspires trust and respect from our partners and stakeholders.  This document also serves as a benchmark for holding each other and ourselves accountable no matter where we are doing business in the world.

I do not need to tell Westporters how to behave.  However, I am asking you to read and commit to our Code of Conduct and to be responsible for upholding our values.  Only by doing that, can we fully realize our potential to change the world.

CODE OF CONDUCT

I.	Introduction

At Westport Innovations Inc. (the “Company” or “Westport”), we expect all Westporters to act in a clear ethical manner and to comply with all applicable laws and regulations at all times.

II.	Purpose

The Code of Conduct (“the Code”) reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which every Westporter is expected to comply.  It is the Company’s intent that we maintain the highest standards of behaviour while conducting the Company’s business.

III.	Application

The Code applies to everyone in the Company, including directors, officers, employees, contractors, agents and consultants who act on behalf of the Company in any business dealings (“Westporters”).  The Code also applies to any Westporter working in a Westport subsidiary company or joint venture.  It is our duty to ensure that everyone stays in compliance and, if there is a breach, to ensure that it is immediately corrected.  Joint ventures and joint venture partners are expected to have their own policies, similar in scope to the Code, as well as procedures governing compliance with such policies that are satisfactory to the Company.

All Westporters are expected to be familiar with the Code and other Company policies, which are either in effect or will be published from time to time, and adhere to the values, objectives and commitments expressed herein.  Every Westporter is required to certify that they have read, understood and agreed to comply with the Code.

Although the various matters dealt with in the Code do not cover the full spectrum of employee activities, they are indicative of the Company’s commitment to the maintenance of high standards of conduct and are to be considered descriptive of the type of behaviour expected from employees in all circumstances.

Every Westporter is responsible for ensuring the Code is followed at all times and is obligated to bring forward any concerns or suspected breaches to the Chief Compliance Officer, or to the Ethics Hotline in circumstances permitted by Whistleblower Policy.  The Company’s Corporate Counsel serves as the Chief Compliance Officer.  Team leaders and other managers are also responsible for ensuring that the Code is understood and followed by all employees, contractors and agents for whom they are directly or indirectly responsible.

IV.	Westport’s General Responsibilities To Its Stakeholders

Westport’s stakeholders include our shareholders, employees, partners, customers, suppliers, governments, local communities and the environment in which Westport operates. All Westporters are required to conduct themselves honestly, in good faith and with Westport’s best interests in mind.

Shareholders
Our primary obligation to shareholders is to preserve and enhance the value of their investment in Westport, in other words, to maximize shareholder value. Westport recognizes that effectively managing stakeholder relationships significantly contributes to enhancing shareholder value.  However, this commitment to enhancing shareholder value does not mean that illegal, unsafe or unethical acts will ever be condoned or justified on the grounds of the pursuit of profit; nor does it mean that other stakeholders will have their legitimate interests harmed.

Employees
Westport and Westporters respect the individuality, dignity and worth of every Westporter and seek to foster a work environment that encourages, recognizes, and rewards each individual’s creativity and productivity. Westport undertakes to: (i) provide a safe and healthy workplace; (ii) create and maintain a work and business environment that is free from discrimination and harassment; (iii) communicate in a forthright and timely manner information material to its employees; and (iv) respect employee privacy, including the right to have personal information treated as confidential.

Customers
Westporters are personally committed to satisfying Westport customers by supplying products that meet or exceed our customers’ expectations in terms of product quality, value, utility and safety. It is our objective to perform all our business activities with a dedication to quality and safety, including the quality of the products we offer and the quality of our services to our customers.

Partners and Suppliers
Westport will treat its partners and suppliers with respect and integrity. When contracting with a partner or supplier, Westporters will act objectively and fairly and will avoid even the appearance of impropriety or conflict of interest. Of course, we will always seek to obtain the best value for Westport on the basis of price, quality and service. In any situation where there may be the appearance of impropriety, it is the duty of each and every Westporter to bring the matter to the attention of his or her immediate supervisor or a senior officer as soon as reasonably possible.

Governments
Westport and all Westporters are committed to deal openly and honestly with each governmental agency that has responsibility or interest in Westport’s business and other affairs.

V.	Specifics of the Code

1.     Honesty and Ethical Conduct

Westporters are expected to conduct business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.     Fair Dealing

All Westporters are to treat fairly and with respect those with whom we have dealings; including all persons and suppliers, customers, stakeholders, and member of the communities in which the Company carry on its operations.

3.     Communities and the Environment

As a responsible corporate citizen, the Company encourages everyone to contribute positively to the communities to minimize the environmental impact of our operations and/or products by going above and beyond legal requirements.  Westporters are expected to help identity or report those activities that may adversely affect the environment.

4.     Employment Policies

Westport is committed to the principles of equality and rewarding excellence to one’s demonstrated ability and potential.  The Company is committed to maintain the high levels of employee motivation and excellent reputation as a great place to work.  The Company’s work environment is based on all Westporters demonstrating mutual trust, respect and concern for the safety and well being of all, exemplified by the employment policies that can be found on the Human Resources page of the Company intranet.

5.     Compliance with Laws, Rules and Regulations, Domestic and Foreign

All Westporters are committed to compliance with all applicable laws, rules, and regulations in each jurisdiction in which we do business.  If there appears to be a jurisdictional conflict in such laws, rules or regulations, or if a Westporter is otherwise in doubt about the application of any legal requirements, the matter should be referred to senior management or the Company’s Corporate Counsel.  Ignorance of the law is not an excuse.  Westporters must diligently seek to avoid conduct which might be interpreted as being in violation of laws governing the affairs of the Company in any jurisdiction where we carry on business.

6.     No Giving or Receiving of Bribes

Accepting money, gifts or other benefits from customers, suppliers and others to influence your decision is not acceptable, and Westporters must immediately report incidents of offers of money, gifts or other benefits to the Chief Compliance Officer.  Some gifts or benefits or tokens of nominal value are acceptable with the normal exchange of hospitality between persons doing business together or exchanged as part of protocol, provided that there is no suggestion that this benefit could affect your judgment or the proper performance of your duties. Westporters should consider the circumstances, timing, and nature of the gift when deciding whether it is appropriate to accept it.  When in doubt, seek the opinion of your supervisor or an impartial manager.

Westport does NOT allow the giving of gifts, favours, personal advantages, loans or benefits of any kind to current or potential suppliers, customers, partners or government agencies (or their employees), other than gifts of nominal value with the normal exchange of hospitality between persons doing business together or exchanged as part of protocol. Any gift in this situation from Westport requires pre-approval from your manager and must be of a nominal nature within generally accepted business practices.

(a)           Offers to Bribe

A mere offer or promise to pay a bribe is prohibited and will be treated under this Policy with equal severity as an actual bribe.

(b)           Third Party Payments

It is also prohibited to use the services of a third party (e.g., an agent or representative) to bribe a public official, customer, supplier or partner indirectly, or to pay, offer or promise to pay anything of value to a third party to accomplish the same purpose.

(c)           Kickbacks

The Company and Westporters shall not kickback any part of any payment under a contract to an employee, agent or representative of another contracting party, including a ministry, department or other agency of a government, or to any person related to or designated by an employee, agent or representative of another contracting party.

(d)           Excessive Hospitality and Entertainment

The Company and Westporters shall not provide excessive or otherwise unreasonable hospitality or entertainment for a public official, customer, supplier or partner that could reasonably raise a concern that the recipient might use his or her official position or influence to provide any improper advantage to the Company.

Appropriate hospitality and entertainment may be offered or provided to public officials, customers and partners provided that they are made in accordance with the guidelines described below.  All such hospitality and entertainment must:

i)	be reasonable and customary under the circumstances;

ii)	not be motivated by a desire to influence inappropriately;

iii)	be tasteful and consistent with generally accepted standards for professional courtesy;

iv)	be provided openly and transparently;

v)	be given in good faith and without expectation of reciprocity;

vi)	in the case of gifts, be provided in connection with an event or occasion where a gift would be customary;

vii)
in the case of hospitality and travel, be provided in connection with a legitimate business purpose; not be provided with such regularity or frequency as to create an appearance of impropriety or undermine the purpose of this Policy; and comply with the applicable law of the host country.

Product models or items bearing the company logo or other items of small dollar value are permitted.

Wherever appropriate, gifts should be made to the organization, and not to an individual.

(e)           Wilful Blindness

Westporters shall not deliberately ignore (or "turn a blind eye") to facts that may give rise to a suspicion of an improper payment.  Any indications that a payment or a proposed payment may be contrary to this Policy must be promptly reported to the Chief Compliance Officer.

(f)            Knowledge or Suspicion of Impropriety

Westporters are required to report to the Chief Compliance Officer any information that comes to their attention in relation to any actual or suspected improper payments made, offered or promised by anyone on behalf of the Company.  With respect to suspected improper payments, there may be circumstances in which Westporters become aware of facts that do not in themselves disclose a potential improper payment, but that may nevertheless raise a concern or suspicion regarding the propriety of a payment or the actions of any person in relation to the Company’s business.  It is impossible to describe exhaustively the circumstances that could give rise to a concern over potential improper payments.  The following examples can serve to illustrate the kinds of circumstances that Westporters should be mindful of when considering the conduct of employees, agents, contractors or other third parties with whom the Company carries on business:

i)
information comes to light regarding a bribe, bribe solicitation or other misconduct by a public official, customer, supplier or partner with whom an employee, agent or contractor has regular contact or a known relationship;

ii)	inconsistent or misleading statements are made by an employee, agent or contractor with regard to their relationships or dealings with public officials, customers, suppliers or partners;

iii)
an employee, agent, contractor or other third party undertakes to do something to or on behalf of the Company but claims that no one needs to know "specifics" or "details" of how that objective will be attained;

iv)	information comes to light that an employee, agent or representative has business or family ties with a public official, customer, supplier or partner who has dealings with the Company;

v)
an agent, contractor or other person involved in Company business makes reference to ensuring that an undisclosed person, or "a friend", must be "satisfied" or "kept happy", or words to that effect; or

vi)	an agent, contractor or other person with whom the Company does business makes veiled or cryptic references to an undisclosed "principal" or "partner."

These examples are merely illustrative.  Westporters must be continually vigilant for information or conduct that may raise a concern with regard to possible improper payments and promptly report such information or conduct as required by this Policy.

7.      Dealings with Public Officials

Beyond the guidelines set out in Section 6 above, in many of the jurisdictions where the Company does business there are laws relating to the prevention of corruption of public officials, which mandate additional steps to follow when dealing with public officials, as exemplified in the following paragraphs.

(a)           Hospitality and Gifts to Public Officials

Gifts may be given to public officials as permitted by paragraph (d) of Section 6 above.  However, unless approved by an Officer of the Company in the form provided in Appendix B, gifts to public officials should not exceed the lower of US$100 or a predetermined limit set by an Officer of the Company for the country where the gift is to be given.  Pre-approval is also required for recurring expenses, hospitality expenses unusual in nature, and expenditures incurred for the benefit of spouses, children or other relatives of a public official, or other persons referred by public officials.

All hospitality expenses, no matter how small, must be fully and accurately reported in writing to the Chief Compliance Officer, indicating the names of the public official(s) and other persons who were the beneficiaries of the hospitality and must be supported by receipts and accurately recorded in the Company’s financial records.

(b)           Promotional, Demonstration and Contract Execution Expenses

Certain expenditures incurred on behalf of a public official, which are directly related to the promotion, demonstration, or explanation of products or services, or the execution or performance of a contract with a government entity, are permissible under this Policy, subject to prior approval by an Officer of the Company in the form provided in Appendix C of this Policy. Such payments might include travel and accommodation, training expenses, course materials and incidental items and services as may be appropriate in the circumstances.  Once approved, a copy of the approved form is to be sent to the Chief Compliance Officer.

All expenses incurred for promotional, demonstration or contract execution purposes must be reasonable.  Refreshments, meals or mementos of reasonable value that are appropriate to the qualifying activity in question, and otherwise in accordance with this Policy, may be furnished in connection with the qualifying activity.

Payment or reimbursement of expenses incurred directly by a public official in connection with a qualifying activity must never be made directly to the official but rather to the government entity involved.

8.      Retention of Agents and Representatives

The Company may retain an agent or representative to assist in providing services related to obtaining, retaining or facilitating business or business opportunities.  Westporters shall undertake appropriate due diligence and take reasonable precautions to ensure that the Company forms business relationships only with reputable and qualified agents and representatives.  An agent or representative may only be retained with the approval of an Officer of the Company upon submission of a report and recommendation in the form set out in Appendix D.

Westporters shall take special care in the due diligence and qualification process for retaining an agent or representative whenever information or circumstances come to their attention that may raise a concern (referred to in this section as “red flags”) and therefore require further inquiry.  The following list illustrates some examples of information or circumstances that require further inquiry and explanation.  These and similar indications of potential concern must be fully documented and explained in a manner adequate to alleviate the concern before an agent or representative is retained.  The “red flags” that can arise in the selection process include the proposed agent or representative:

(i)	having a poor reputation;

(ii)	being recommended by a public official or customer, requesting unreasonable compensation;

(iii)	refusing to comply with this Policy;

(iv)	asking to remain anonymous;

(v)	refusing to submit itemized invoices;

(vi)	having close ties with a government official;

(vii)	requesting payment in a country different from their home country or the country where the services were provided; and,

(viii)	asking for payment made out to “cash” or “bearer”.

Every agent or representative retained by the Company shall contractually undertake to comply with this Policy, and to act in accordance with all applicable laws.  An agent or representative must not be a public official.  As a general rule, the Company’s relationship with an agent or representative should be disclosed to the government ministry, department, agency or other entity with which the Company is seeking to do business.  Where required, the agent or representative may need to register as a Lobbyist.

Payments to an agent or representative shall only be made upon presentation of a written invoice in accordance with the agent’s or representative’s agreement with the Company.

9.      Political and Charitable Contributions

Political contributions are prohibited in all circumstances.

Westport does not as a matter of policy make charitable donations.  In exceptional cases, the Company’s management may determine that a charitable contribution may be made with the prior written approval of an authorized Officer of the Company following a determination that the contribution is being made in good faith, with a charitable purpose that is in alignment with Westport’s business, and will not be diverted to any improper purpose.

10.      Integrity of Books and Records

The Company shall maintain books, records, and accounts with respect to all expenditures made in the course of its business activities, in reasonable detail to ensure that they accurately and fairly reflect the transactions in question.  Falsification, inaccurate recording, or manipulation of books and records to mask transactions will result in disciplinary action against any Westporter who is found to engage in such conduct.

No asset, liability or transaction is ever to be concealed from management, internal or external auditors or other persons, including governmental, regulatory and tax authorities.  Any deception or other improper circumvention of generally accepted accounting standards is also prohibited.  Westporters are encouraged to question and required to report any transactions that appear to be contrary to these established policies.

11.      Protection and Proper Use of Company Assets

All Westporters have an obligation to protect the Company’s assets and resources, including both physical and non-physical assets.  Physical assets include, but are not limited to: electronic email, computer systems, vehicles, facilities and their infrastructure, equipment, materials, and corporate credit cards. Non-physical assets including knowledge of opportunities, Westport’s name, confidential information, unpublished technical reports, customer lists and other original compilations of information, business strategies and other management and business information, as well as intellectual property.

Theft, carelessness and waste have a direct impact on the Company’s profitability.  All of the Company’s assets must be used only for legitimate business purposes and not for personal use.  Any use of these assets for purposes other than the discharge of Westport business or for pre-approved incidental purposes is prohibited.

12.      Competitive Business Practices

Westporters are to refrain from disparaging competitors or their products and should not improperly seek competitor’s confidential information nor take improper or unlawful advantage of others in our business dealings.  Westporters may not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.  Westporters will conduct themselves to comply in all respects with competition laws, for example, in matters relating to:

(i)	anti competitive agreements and conspiracies such as price fixing, bid-rigging and market allocation;

(ii)	pricing practices such as price maintenance, price discrimination or predatory pricing;

(iii)	restrictive trade practices, such as abuse of dominance, exclusive dealing, tied selling and market restrictions;

(iv)	mergers; and

(v)	false or misleading representations and deceptive marketing practices.

13.      Communication with Media and Other Outsiders

Only authorized personnel are allowed to speak on the Company’s behalf to the media or to outside agencies such as governments or the investment community.  All Westporters are required to read and understand Westport’s Disclosure Policy, which can found on the employee intranet. All inquiries for information should be referred to our Investor Relations and Communications Group.

14.      Internal Controls and the Authority to Make Westport Commitments

Commitments to enter into any business arrangement, including contracts to provide services or to spend funds, must be approved by a company officer, unless the approval authority has been specifically delegated in writing.  Bypassing these internal controls by engaging in unauthorized business activities is strictly prohibited.  All business commitments must also have visibility to Westport’s Finance and Legal departments to ensure the accuracy of our financial books and records.

15.      Financial Management

Ethical conduct in the practice of financial management and all activities that impact on the financial results of Westport is most important in corporate governance and financial reporting.  Westporters in Financial Management roles are uniquely positioned and empowered to ensure that Westport’s and its stockholders’ interests are appropriately balanced, protected and preserved.  Such personnel will provide full, fair, accurate, complete, objective, and timely financial disclosures in documents filed or submitted to the securities regulatory authorities, any other government agency or self-regulatory organization, or used in public communications.

16.      Conflict of Interest

All Westporters must act in the best interests of the Company at all times.  A conflict of interest exists where the interests or benefits of a person conflict with such person’s ability to act in the best interests of the Company.  Westporters must not engage in, or give the appearance of engaging in, an activity involving a conflict, or reasonably foreseeable conflict, between personal interests and those of the Company, unless they have been approved or waived in writing by the Company.

Certain situations of conflict of interest are clear and unambiguous.  It is impossible to list all of the ways in which conflicts may arise and to identify the best way of handling each one until the matter has arisen.  Any person who is aware of a material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the matter promptly with a member of the Senior Management, an Officer or a member of the Audit Committee.

17.      Use of Position

Westporters must never use or attempt to use his or her position at the Company to obtain any improper personal benefits or opportunities for financial gain for himself or herself, family members business associates or friends, through the use of corporate information, resources, property, or misrepresentation of their position or the Company.

18.      Management Override

No Westporter who exercises supervision or has influence over another Westporter shall direct, request or encourage that other person to do anything or omit to do anything; the doing of which or the omission of which is contrary to the Code, override any internal control or other policy and procedure of Westport or any applicable law.  Westporters are required to immediately report to the Chief Compliance Officer any situation in which any person attempts to direct, request or encourage you to violate the Code, or any other policy, procedure of Westport or any applicable law.

19.      Confidentiality of Company Information

Westporters have access to Company information, and that of our business partners, which is sensitive, confidential and extremely valuable.  This information includes customer information, company strategies, financial and competitive information, and other forms of confidential or non-public information, including intellectual property such as technical know-how and processes and other trade secrets.  The unauthorized release of this type of information is potentially very harmful to the Company and its stakeholders.  In some cases disclosure is illegal.  Westporters must therefore use extreme care when dealing with confidential or sensitive information.  Unless otherwise authorized by Company’s Corporate Counsel or a senior officer of the Company, such information shall not be released to anyone outside of the Company who is not authorized or legally entitled to receive it.  Westporters must take all practical measures required to preserve the confidentiality of such information.

20.      Insider Trading and Other Securities Issues

Westporters must not personally exploit any financial opportunity on the basis of any confidential information derived by reason of being an employee or contractor of Westport.  This includes trading in Westport shares or any other company’s securities. Westporters are required to read and understand Westport’s Trading Policy, which can found on the employee intranet.

By law, no person or entity is permitted to trade securities of Westport or of any other company when they have undisclosed material information about that company that could, if disclosed, have an effect on the market price of those securities.  Westporters must not disclose such information to any outsider, including members of their family and friends.  Such actions are very serious offences and anyone who becomes aware of any leak of confidential information must report this immediately to the Company’s Corporate Counsel. Securities and other legislation in Canada and the United States, including the Canadian Criminal Code, provide for imprisonment and significant fines in cases of a breach of these rules.

VI.	Waiver of the Code

Any amendment, modification and waiver of this Code for the benefit of directors or executive officers must be approved by the Westport’s board of directors and must be disclosed in the appropriate filings with the applicable securities regulatory authorities.

VII.	Enforcement of the Code

Contravention of the Code may result in disciplinary action that could include dismissal of termination of the contractual relationship.  For more serious breaches, civil action on behalf of Westport, and possible criminal prosecution by the appropriate authorities.

VIII.	Reporting of a Violation of the Code

The Company is committed to building and maintaining a good reputation in the market through the ethical behaviour of our personnel and the proper and effective functioning of our accounting and internal control system.

Westporters can report concerns, breaches and suspected breaches of the Code to the Compliance Officer in one of the following ways:

1.            By Mail:
Westport Innovations Inc.
Corporate Counsel and Chief Compliance Officer
Suite 101, 1750 West 75th Avenue
Vancouver, BC V6P 6G2
Canada

2.            By Telephone:
Corporate Counsel:  1-604-718-2000

3.            By E-Mail:
legal@westport.com

IX.	Whistleblower Policy

The Whistleblower Policy is available to anyone who would like to report in a confidential and anonymous manner any violations or potential violation of the Code or other serious issues as set out in that Policy.  The Whistleblower Policy can be found on the Company’s website under Corporate Governance and it is also available on the Company’s intranet - Westport Infozone under Whistleblower Policy / Ethics Hotline.  Reports to the Ethics Hotline can be made in one of the following ways:

1.             By Telephone:
Ethics Hotline: 1-604-718-2070

2.             By Email:
alert@westport.com